Exhibit 99.1

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 April 2024	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Lufax Holding Ltd

Date Submitted:	08 May 2024

I. Movements in Authorised / Registered Share Capital

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on SEHK (Note 1)	Yes
Stock code	06623	Description
		Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month		10,000,000,000	USD	0.00001	USD	100,000
Increase / decrease (-)		0			USD	0
Balance at close of the month		10,000,000,000	USD	0.00001	USD	100,000

Total authorised/registered share capital at the end of the month:  USD        100,000

II. Movements in Issued Shares

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on SEHK (Note 1)	Yes
Stock code	06623	Description
Balance at close of preceding month	1,146,570,557
Increase / decrease (-)	247,068
Balance at close of the month	1,146,817,625

Remarks:

The ordinary shares of Lufax Holding Ltd (the “Company”) excludes the treasury shares held by the Company, which comprised the shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's share incentive plans.

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Class of shares issuable		Ordinary shares		Type of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)		Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)				06623
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2014 Share Incentive Plan adopted in December 2014 - award of options (which is amended from time to time)	12,482,505	Exercised	-147,386	12,335,119	147,386	12,335,119	13,192,345

General Meeting approval date (if applicable)

Total A (Ordinary shares): 147,386

Total funds raised during the month from exercise of options: USD 191,601.8

Remarks:

As of April 30, 2024, (i) 13,192,345 shares of the Company (equivalent to 6,596,172 ADSs of the Company) may be issued upon exercise of all share options to be granted under the 2014 Share Incentive Plan (adopted in December 2014 and amended from time to time) (the “2014 Share Incentive Plan”); and (ii) 25,353,694 shares of the Company (equivalent to 12,676,847 ADSs of the Company) are available for future grant under the aggregate scheme mandate limit under the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan (adopted in September 2019 and amended from time to time).

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)

1. Class of shares issuable	Ordinary shares	Type of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		06623

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto (C)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	Ping An Convertible Promissory Notes	USD	976,900,000		976,900,000		76,679,748

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 12.74

General Meeting approval date (if applicable)

Total C (Ordinary shares):

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Class of shares issuable	Ordinary shares	Type of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes

Stock code of shares issuable (if listed on SEHK) (Note 1)		06623

Description			General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1).	2019 Performance Share Unit plan, adopted in September 2019 - performance share units (which was amended from time to time)			99,682	327,343

	Total D (Ordinary shares):			99,682

(E). Other Movements in Issued Share Not applicable

Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E)	247,068

IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Yong Suk CHO
Title:	Chairman of the Board of Directors and Chief Executive Officer
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”